UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: August 31, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1
REGISTRANT INFORMATION

Full Name of Registrant:	US BIODEFENSE, INC.

Former Name if Applicable:
Address of Principal Executive Office

Street and Number:	375 South 6th Avenue
City, State and Zip Code:	City of Industry, California 91746

PART II
RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable
effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
portion thereof, will be filed on or before the fifteenth
calendar day following the prescribed due date; or the
subject quarterly report or transition report on Form 10-Q,
or portion thereof will be filed on or before the fifth
calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10D, N-
SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file its Quarterly Report on Form 10-QSB for the period ended August 31, 2007 because the Registrant’s principal independent registered public accounting firm requires additional time to review the financial statements prepared by the Registrant. The Registrant represents that its Form 10-QSB will be filed within the period specified by
Rule 12b-25(b).

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Chin	(626)	961-0562
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

US Biodefense, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2007
By: /s/ David Chin
Name: David Chin
Title: President